UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________
FORM 6-K
__________________________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 1, 2007
Commission File Number 1-32591
_____________________
SEASPAN CORPORATION
(Exact name of Registrant as specified in its Charter)
_____________________

Unit 2, 7th Floor, Bupa Centre,
141 Connaught Road West,
Hong Kong
China
(Address of principal executive offices)
_____________________

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F	__X__	Form 40-F	_____

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).]
Yes	______	No	__X__

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).]
Yes	______	No	__X__

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
Yes	______	No	__X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Seaspan Corporation dated March 1, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: March 1, 2007	By:	/s/ Kevin M. Kennedy
Kevin M. Kennedy
Chief Financial Officer

Exhibit I
Seaspan Corporation
Unit 2, 7th Floor, Bupa Centre
141 Connaught Road West
Hong Kong, China

c/o 2600 - 200 Granville Street
Vancouver, BC
Canada V6C 1S4
Tel: 604-482-8777
Fax: 604-648-9782
www.seaspancorp.com

FOR IMMEDIATE RELEASE

SEASPAN REPORTS RESULTS FOR THE QUARTER AND YEAR ENDED
DECEMBER 31, 2006

Hong Kong, China, March 1, 2007 - Seaspan Corporation (“Seaspan”) (NYSE: SSW) announced today the financial results for the quarter and year ended December 31, 2006.

"During the fourth quarter of 2006, Seaspan passed a number of important milestones in its development," said Gerry Wang, Chief Executive Officer. "During the quarter, we took delivery of two vessels from our originally contracted fleet and purchased our first second-hand vessels when we completed a sale and charter-back transaction for four ships with A.P. Møller-Mærsk A/S (“APM”). These acquisitions brought the total number of Seaspan vessels in operation to 23.”

“We completed our first follow-on equity offering during the quarter, raising $235.1 million in net proceeds to fund the growth of our company,” continued Mr. Wang. “In recognition of the significant growth in our business during 2006, our Board of Directors approved a 5% increase in our regular quarterly dividend from $0.425 to $0.44625 per share for the fourth quarter of 2006.

“We arranged to purchase a total of 18 vessels at an estimated cost of $950.0 million during 2006, nearly doubling the size of our contracted fleet and increasing our steady state EBITDA by approximately $105.0 million annually. We also executed two new credit facilities totaling $583.4 million and completed our follow-on equity offering to finance our growth. We are very proud of our many achievements for our first full year of operations as a public company and look forward to continuing with our strategic growth plan in 2007.”

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Financial Highlights for the Quarter And Year Ended December 31, 2006

•	Reported net earnings of $10.1 million and earnings per share of $0.24 for the quarter and $35.6 million and earnings per share of $0.94 for the year ended December 31, 2006.

•	Generated $19.9 million of cash available for distribution during the quarter and $66.0 million for the year ended December 31, 2006.

•	Paid a quarterly dividend of $0.425 per share on November 10, 2006 for the third quarter ended September 30, 2006.

•	Paid a quarterly dividend of $0.44625 per share on February 13, 2007 for the fourth quarter ended December 31, 2006.

•	Took delivery of six of the company’s contracted vessels and four second-hand ships, bringing the Seaspan fleet to a total of 23 vessels in operation as at December 31, 2006.

Results for the Quarter and Year Ended December 31, 2006

Seaspan reported revenue of $35.7 million for the quarter and $118.5 for the year ended December 31, 2006. Net earnings for the quarter were $10.1 million, and net earnings for the year ended were $35.6 million. Total operating expenses were $18.9 million for the quarter ended December 31, 2006, and were comprised of ship operating costs of $8.7 million, depreciation of $8.3 million and general and administrative costs of $1.9 million. Total operating expenses for the year ended December 31, 2006 were $61.2 million, and were comprised of ship operating costs of $29.4 million, depreciation of $26.9 million and general and administrative costs of $4.9 million.

Seaspan reported basic and fully diluted earnings per share of $0.24 for the quarter and $0.94 per share for the year ended December 31, 2006.

During the quarter ended December 31, 2006, Seaspan generated $19.9 million of cash available for distribution, a non-GAAP measure. During the year ended December 31, 2006, Seaspan generated $66.0 million of cash available for distribution, a non-GAAP measure. Please read Reconciliation of Non-GAAP Financial Measures - Description of Non-GAAP Financial Measures - Cash Available for Distribution for a description of cash available for distribution and a reconciliation of net earnings to cash available for distribution.

Seaspan declared an increased quarterly cash dividend of $0.44625, representing a total cash distribution of $21.2 million. The cash dividend was paid on February 13, 2007 to all shareholders of record on January 29, 2007.

Operational Highlights for the Quarter and Year Ended December 31, 2006

•	During the fourth quarter, Seaspan took delivery of two additional vessels in its initial contracted fleet of 23 vessels;

o
On October 20, 2006, Seaspan took delivery of the 4250 TEU Rio Grande Express, approximately three weeks ahead of the contractual delivery date. This ship is the sixth of nine vessels chartered to Hapag-Lloyd, USA (“HL USA”), a subsidiary of TUI AG.

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o
On November 13, 2006, Seaspan took delivery of the 4250 TEU Santos Express, approximately seven weeks ahead of the contractual delivery date. This ship is the seventh of nine vessels chartered to HL USA.

•
During the fourth quarter, we also took delivery of four second hand 4800 TEU vessels from APM, the world’s largest container shipping line. These four vessels are chartered to APM, increasing our current customer base to three charterers. The MSC Sweden, Maersk Matane, Maersk Marystown and Maersk Moncton were delivered on November 6, 2006, November 20, 2006, December 6, 2006 and December 22, 2006 respectively.

•
During the year, Seaspan increased its contracted fleet to 41 vessels from its initial contracted IPO fleet of 23 vessels with the signing of agreements to acquire the following new and second-hand vessels:

o
Two 3500 TEU vessels under construction from affiliates of Conti Holding GmbH & Co. KG of Germany. The total delivered cost is expected to be approximately $50.0 million per vessel. Seaspan expects to take delivery of the two 3500 TEU vessels in March and July 2007, respectively, from Zhejiang Shipbuilding Co. Ltd. in China.

o
Eight 2500 TEU vessels from Jiangsu Yangzijiang Shipbuilding in China. The eight newbuilding vessels will be delivered between August 2008 and August 2009. The total delivered cost is expected to be approximately $44.5 million to $44.7 million per vessel.

o
Four 5100 TEU vessels at Hyundai Heavy Industries Co., Ltd. in South Korea (“HHI”). The four newbuilding vessels will be delivered between April and December 2009. The total delivered cost is expected to be approximately $83.4 million per vessel.

o
Four 4800 TEU vessels from APM at a cost of approximately $40.0 million per vessel were delivered to Seaspan during the fourth quarter. These vessels, the MSC Sweden, Maersk Matane, Maersk Marystown and Maersk Moncton, were delivered to APM from Odense Steel Shipyard between 1988 and 1989.

•	During the year, Seaspan diversified its customers by adding charters with three leading liner companies:

o	Twelve-year charter agreements for the two 3500 TEU vessels with Cosco Container Lines Co., Ltd., a subsidiary of China Cosco Holdings Co. Ltd. at a rate of $19,000 per vessel per day.

o	Twelve-year charter agreements for the four 5100 TEU vessels with Mitusi O.S.K. Lines, Ltd. at a rate of $28,880 per vessel per day.

o
Five-year charter agreements for four vessels with APM at a rate of $23,450 per vessel per day. After the initial five-year charter periods, APM will have two consecutive one year options to recharter each ship for $22,400 per day and $21,400 per day, respectively. They will have a further option to charter each ship for two final years at $20,400 per day.

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o
Twelve-year charter agreements for the eight 2500 TEU vessels with one of our existing customers, China Shipping Container Lines (Asia) Co. Ltd. at an initial rate of $16,750 per day, increasing to $16,900 per day after six years.

•	During the year, Seaspan took delivery of 10 vessels to bring its fleet to 23 vessels in operations, an increase of 77% from the 13 vessels in operation at the end of last year.

•	During the year, Seaspan added two new credit facilities and successfully completed a follow-on offering to finance its 18 new vessel acquisitions as follows:

o	A $218.4 million loan facility with Sumitomo Mitsui Banking Corporation. The proceeds of this loan will be used to partially finance the construction of the four 5100 TEU vessels.

o
A $365.0 million revolving credit facility with DnB Nor Bank ASA. The proceeds of this loan will be used to partially finance the delivery of the two 3500 TEU vessels and the construction of the eight 2500 TEU vessels.

o	A follow on offering of 11.5 million common shares for net proceeds of $235.1 million.

•	During the year, the CSCL Chiwan and CSCL Hamburg completed their regularly scheduled five-year special surveys and drydockings.

•	Seaspan’s fleet was utilized 100% and 99%, respectively, for the quarter and the year ended December 31, 2006.

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The following tables summarize vessel utilization and the impact of the off-hire time incurred for special surveys and vessel repairs on Seaspan’s revenues for the year ended December 31, 2006:

	First Quarter 2006	Second Quarter 2006	Third Quarter 2006	Fourth Quarter 2006	YTD 2006
Vessel Utilization:	# of Days	# of Days	# of Days	# of Days	# of Days
Ownership Days	1,296	1,450	1,553	1,820	6,119
Less Off-hire Days:
Scheduled 5-Year Survey	(20)	—	—	1(1)	(19)
Incremental Due to Rudder Horn Repair	(17)	—	—	—	(17)
Grounding	—	(24)	—	—	(24)
Other	—	—	(2)	—	(2)
Operating Days	1,259	1,426	1,551	1,821	6,057

Vessel Utilization	97.1%	98.3%	99.9%	100.1%	99.0%

	First Quarter 2006	Second Quarter 2006	Third Quarter 2006	Fourth Quarter 2006	YTD 2006
Revenue — Impact of Off-hire:	Revenue	Revenue	Revenue	Revenue	Revenue
	(in thousands)
100% fleet utilization	$25,470	$28,267	$30,174	$35,698	$119,609
Less Off-hire:
Scheduled 5-Year Survey	(360)	—	—	30	(330)
Incremental Due to Rudder Horn Repair	(303)	—	—	—	(303)
Grounding	—	(438)	—	—	(438)
Other	—	—	(41)	(8)	(49)
Actual Revenue Earned	$24,807	$27,829	$30,133	$35,720	$118,489

(1) We recovered 1.5 days of charter-hire revenue from the Charterer for drydocking that was previously deducted as off-hire in the first quarter of 2006.

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The following table summarizes the number of vessels in Seaspan’s fleet as it takes scheduled delivery:

		Forecasted
	As of	Year Ending December 31,
Vessel Size	December 31, 2006	2007	2008	2009
9600 TEU Class	—	2	2	2
8500 TEU Class	2	2	2	2
5100 TEU Class	—	—	—	4
4800 TEU Class	4	4	4	4
4250 TEU Class	17	19	19	19
3500 TEU Class	—	2	2	2
2500 TEU Class	—	—	2	8
Operating Vessels	23	29	31	41
Capacity (TEU) (1)	108,473	143,207	148,299	183,923

(1)
Our 9600 TEU vessels, 8500 TEU vessels, 5100 TEU vessels, 4800 TEU vessels, 4250 TEU vessels, 3500 TEU vessels and 2500 TEU vessels have an actual capacity of 9580, TEU, 8468 TEU, 5087 TEU, 4809 TEU, 4253 TEU, 3534 TEU and 2546 TEU respectively.

About Seaspan

Seaspan owns containerships and charters them pursuant to long-term fixed-rate charters. Seaspan’s fleet of 41 containerships consists of 23 existing containerships and 18 to be delivered over approximately the next three years. The 18 vessels that Seaspan has contracted to purchase are already committed to long-term time charters ranging from 10 to 12 years. Seaspan’s operating fleet of 23 vessels has an average age of five years with an average remaining charter period of eight years. Seaspan’s customer base consists of five of the largest liner companies, including China Shipping Container Lines, A.P. Møller-Mærsk, Mitsui O.S.K. Lines, Hapag-Lloyd and COSCO Container Lines.

Seaspan’s common shares are listed on the New York Stock Exchange under the symbol “SSW.”

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Conference Call and Webcast

Seaspan will host a conference call and webcast for investors and analysts to discuss its results for the quarter on Thursday March 1, 2007, at 6:00 am PT / 9:00 am ET. Participants should call 800-946-0706 (US/Canada) or 719-457-2638 (International) and request the Seaspan call. A telephonic replay will be available for anyone unable to participate in the live call. To access the replay, call 888-203-1112 or 719-457-0820 and enter replay passcode 4494471. The recording will be available from March 1, 2007 at 9:00 am PT / 12:00 p.m. ET through to March 15, 2007 at 8:59 p.m. PT / 11:59 p.m. ET. A live broadcast of the earnings conference call will also be available via the Internet at www.seaspancorp.com in the Investor Relations section under Events and Presentations. The webcast will be archived on the site for one year.

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SEASPAN CORPORATION
UNAUDITED BALANCE SHEET
AS AT DECEMBER 31, 2006 AND 2005
(IN THOUSANDS OF US DOLLARS)

	December 31, 2006	December 31, 2005
Assets
Current assets:
Cash and cash equivalents	$92,227	$15,718
Accounts receivable	641	-
Prepaid expenses	3,787	2,352
	96,655	18,070

Vessels	1,198,782	621,163

Deferred financing fees	7,809	6,526

Intangible assets	1,315	-

Fair value of financial instruments	10,711	4,799
	$1,315,272	$650,558

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	5,607	$1,467
Deferred revenue	5,560	2,759
	11,167	4,226

Long-term debt	563,203	122,893
Fair value of financial instruments	15,831	-
	590,201	127,119

Share Capital	475	360
Additional paid-in capital	748,410	512,229
Retained earnings (deficit)	(19,602)	6,051
Accumulated other comprehensive income (loss)	(4,212)	4,799
Total shareholders’ equity	725,071	523,439
	$1,315,272	$650,558

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SEASPAN CORPORATION
UNAUDITED STATEMENT OF OPERATIONS AND RETAINED EARNINGS
FOR THE QUARTER AND YEAR ENDED DECEMBER 31, 2006
(in thousands of US dollars, except per share amounts)

	Quarter ended December 31, 2006	Year ended December 31, 2006

Revenue	$35,720	$118,489

Operating expenses:
Ship operating	8,735	29,407
Depreciation	8,308	26,878
General and administrative	1,887	4,911
	18,930	61,196

Operating earnings	16,790	57,293

Other expenses (earnings):
Interest expense	6,133	17,594
Interest income	(1,180)	(1,542)
Undrawn credit facility fee	744	2,803
Amortization of deferred financing fees	499	1,966
Change in fair value of financial instruments	544	908
	6,740	21,729

Net earnings	$10,050	$35,564
Retained earnings (deficit), beginning of period	(14,344)	6,051
Dividends on common shares	(15,308)	(61,217)
Deficit, end of period	$(19,602)	$(19,602)

Earnings per share, basic and diluted	$0.24	$0.94

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SEASPAN CORPORATION
UNAUDITED STATEMENT OF CASH FLOWS
FOR THE QUARTER AND YEAR ENDED DECEMBER 31, 2006
(IN THOUSANDS OF US DOLLARS)

	Quarter ended December 31, 2006	Year ended December 31, 2006
Cash provided by (used in):

Operating activities:
Net earnings	$10,050	$35,564
Items not involving cash:
Depreciation	8,308	26,878
Stock-based compensation	955	1,182
Amortization of deferred financing fees	499	1,966
Change in fair value of financial instruments	544	908
Change in non-cash operating working capital	6,178	4,865
Cash from operating activities	26,534	71,363

Investing activities:
Expenditures for vessels	(274,789)	(502,363)
Deposits on vessels	(2,124)	(101,974)
Intangible assets	(1,315)	(1,315)
Cash used in investing activities	(278,228)	(605,652)

Financing activities:
Common shares issued, net of share issue costs	235,114	235,114
Draws on credit facility	115,856	440,310
Financing fees incurred	(1,498)	(3,409)
Dividends on common shares	(15,308)	(61,217)
Cash from financing activities	334,164	610,798

Increase in cash and cash equivalents	82,470	76,509

Cash and cash equivalents, beginning of period	9,757	15,718

Cash and cash equivalents, end of period	$92,227	$92,227

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SEASPAN CORPORATION
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
FOR THE QUARTER AND YEAR ENDED DECEMBER 31, 2006
(IN THOUSANDS OF US DOLLARS)

Description of Non-GAAP Financial Measures — Cash Available for Distribution

Cash available for distribution represents net earnings adjusted for depreciation, net interest expense, amortization of deferred financing fees, stock-based compensation and the change in fair value of financial instruments. Cash available for distribution is a non-GAAP quantitative standard used in the publicly-traded investment community to assist in evaluating a company’s ability to make quarterly cash dividends. Cash available for distribution is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net earnings or any other indicator of Seaspan’s performance required by accounting principles generally accepted in the United States.

	Quarter ended December 31, 2006	Year ended December 31, 2006

Net earnings	$10,050	$35,564
Add:
Depreciation	8,308	26,878
Interest expense	6,133	17,594
Amortization of deferred financing fees	499	1,966
Stock-based compensation	955	1,182
Change in fair value of financial instruments	544	908
Less:
Interest income	(1,180)	(1,542)
Net cash flows before cash interest payments	25,309	82,550
Less:
Cash interest paid	(6,533)	(18,021)
Add:
Cash interest received	1,138	1,500
Cash available for distribution	$19,914	$66,029

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. These forward-looking statements reflect management’s current views only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this release. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to: future operating or financial results; our expectations relating to dividend payments and forecasts of our ability to make such payments; pending acquisitions, business strategy and expected capital spending; operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs; general market conditions and shipping market trends, including charter rates and factors affecting supply and demand; our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; estimated future capital expenditures needed to preserve our capital base; our expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of our ships; our continued ability to enter into long-term, fixed-rate time charters with our customers; our ability to leverage to our advantage our Manager’s relationships and reputation in the containership industry; changes in governmental rules and regulations or actions taken by regulatory authorities; changes in worldwide container demand; changes in trading patterns; competitive factors in the markets in which we operate; potential inability to implement our growth strategy; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; ability of our customers to make charter payments; potential liability from future litigation; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common and subordinated shares.

For Investor Relations Inquiries:

Mr. Kevin M. Kennedy
Chief Financial Officer
Seaspan Corporation
Tel. 604-638-2575

For Media Inquiries:
Mr. Leon Berman
The IBG Group
Tel. 212-477-8438

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